April 12, 2010

Dear Shareholder:

We are pleased to report that we achieved record financial results both in terms of revenues and profitability in 2009. Importantly, we sold 223,000 PillCam® capsules – our highest level ever.  We also attained a significant company milestone with the sale of our millionth PillCam® SB capsule since launching this product in 2001.  New product offerings such as the Bravo® pH Monitoring System, acquired at the end of 2008, contributed to our strong performance and helped diversify our revenue mix.

Solid Financial Results

In 2009, revenues rose 13 percent to a record $141.8 million. In addition, as a result of ongoing efforts to improve operating efficiencies, we achieved record profitability this year.  Gross profit for the year increased to 76.6 percent from 73.6 percent in 2008, and GAAP operating margin rose to 7.3 percent, from an operating loss in 2008.  Our fiscal year 2009 EPS on a GAAP basis more than tripled to $0.47 while fiscal year EPS on a non-GAAP basis increased 67 percent to $0.64.  We were pleased to be able to generate a strong $24.2 million in operating cash flow in 2009 and grow our cash position to a healthy $95 million by year-end.

Progress Expanding the Market for PillCam SB

We are now selling our flagship PillCam SB in more than 70 countries and, as a result, were able to increase PillCam SB sales by 5.5 percent compared to 2008.  PillCam SB capsules sold in the Europe, Middle East and Africa (EMEA) region grew by an impressive 20 percent in 2009.  This increase was driven mainly by sales in France, where nationwide reimbursement for PillCam SB has been having a positive impact since we received it in late 2008.

We also received an important regulatory clearance which will positively impact PillCam SB sales in the future.  Last October, the U.S. Food and Drug Administration (FDA) cleared PillCam SB and Agile™ patency capsules for use in patients two years of age and older whereas before it was indicated only for children ten and older.   We are very pleased that PillCam SB can now be used for this younger group of pediatric patients in the U.S. as it is difficult for them to tolerate more invasive diagnostic tests.  They represent a very important group for whom accurate diagnosis and effective treatment can impact their lives significantly.

Consistent with our commitment to continuous innovation, we introduced SensorBelt, which simplifies the PillCam procedure for both the nurse and the patient by eliminating the need to place a sensor array on the patient’s abdomen.  The new belt reduces prep time, makes the procedure more comfortable and allows the patient greater freedom to move.  We developed SensorBelt based on feedback from nurses about how we could make the capsule endoscopy procedure easier and more patient-friendly.

Successful and Seamless Integration of Bravo pH Monitoring System

The year 2009 was our first full year marketing the Bravo pH Monitoring System following our purchase of this product in December 2008.  Bravo is the only wireless, catheter-free test for diagnosing Gastroesophageal Reflux Disease (GERD).  The Bravo system uses a disposable capsule temporarily placed in the esophagus that measures pH levels and transmits the data to an external receiver.  Bravo has been a successful acquisition, and we are pleased with sales of $15 million from this product in 2009.

At the end of 2009, we successfully transferred all Bravo manufacturing to our state-of-the-art facility in Israel.  This will enable us to achieve gross margin gains on this product in 2010 and beyond.  Recently, we introduced RAPID® pH software which has been developed to streamline workflow through a simplified, user-friendly software package.  We believe this will lead to faster physician adoption of the Bravo System in the future.

Driving Future Growth

Today the majority of PillCam SB procedures are performed to help gastroenterologists locate the source of bleeding in the GI tract, and this market accounts for roughly $110 million of our sales annually.  We see significant upside for growth in this obscure GI bleeding (OGIB) indication, which believe represents a $350 million global market opportunity.  We estimate that we have penetrated approximately 50 percent of this market in the U.S. and approximately 30 percent in the EMEA region and are actively working to expand the market for the OGIB indication in the U.S., Europe and Asia.

Beyond the GI bleeding indication, we are working with key opinion leaders to build a stronger clinical case for using PillCam SB to detect suspected Crohn’s disease and monitor disease progression in patients confirmed to have the disease already.  We believe that this market could be as large as the market for obscure GI bleeding.  To gain traction in this market, we plan to begin conducting clinical trials to demonstrate the efficacy of PillCam SB in visualizing Crohn’s disease and educating physicians about the results.

To increase the use of the Bravo pH Monitoring System, we plan to offer our customers upgrades with our new RAPID pH software this year.  We also plan to introduce a new delivery system known as Encore, designed to make it easier for the physician to place the Bravo capsule in the esophagus.

Progress in the Development of PillCam COLON 2

We made important progress in our efforts to develop PillCam® COLON 2, our next-generation capsule for imaging the colon.  We believe that PillCam COLON 2 addresses a significant market opportunity as colon cancer is the second- leading cause of cancer death.  In Europe, there are more than 400,000 new cases of colorectal cancer each year while in the U.S. there are approximately 148,000 cases.

Despite the fact that colon cancer is a highly preventable disease, compliance rates for colonoscopies remain remarkably low in all parts of the world.  In the United States, only half of the individuals who should be getting screened are getting colonoscopies.  In Europe, just 25 percent are getting colonoscopies, while the figure in Japan is even lower at 10 percent.

PillCam COLON 2 is aimed at individuals who are unwilling or unable to get a colonoscopy.  It received the CE mark in September, and the encouraging results from a 98-patient feasibility trial were published in the December 2009 journal Endoscopy.  We began selling PillCam COLON 2 on a limited basis in Europe and are working with key opinion leaders to better understand the potential of this product.  We anticipate a broader European market launch in 2011. In addition, we plan on initiating additional clinical trials in the U.S. and Europe in the second half of this year, which we hope can serve as the basis for our PillCam COLON 2 application with the FDA.

Expanding our Footprint – Sierra Scientific Instruments Acquisition

We recently announced the acquisition of Sierra Scientific Instruments, a worldwide leader in high-resolution manometry products and acid reflux monitoring solutions.  Together with Bravo, this makes us a leader in the specialty GI diagnostics market and will enable us to diversify our product and geographic revenues through access to additional best-in-class products.

Sierra Scientific will become a wholly-owned subsidiary of Given Imaging.  We expect that the acquisition will contribute approximately $20 million to revenues in the first twelve months following the close of the acquisition on April 1, 2010.

2010 Outlook is Exciting

In closing, while we will continue to operate cautiously in what is still a challenging global economy, we are optimistic about our growth prospects in 2010.  We remain committed to leading both the PillCam and the specialty GI diagnostics market, as evidenced by the successful integration of the Bravo pH Monitoring System and our acquisition of Sierra Scientific Instruments. We are confident in our ability to expand the market for our products globally and building on the consistent revenue track record we have built in past years.  At the same time, we are focused on making our business even more profitable.

As always, we’d like to thank our employees for their diligence and hard work and would also like to welcome our new Sierra Scientific employees to the Given Imaging family.  Finally, we would to thank our shareholders for your support and continued confidence in our company.

Sincerely,

/s/ Israel Makov	/s/ Nachum (Homi) Shamir
Israel Makov	Nachum (Homi) Shamir
Chairman	President and CEO

More Information

Additional Information regarding Given Imaging is included in the company’s Annual Report on Form 20-F for the year ended December 31, 2009, filed with the United States Securities and Exchange Commission on March 26, 2010.  This report is available in the investor relations section of our website at www.givenimaging.com or on the SEC website and www.sec.gov.

Forward-Looking Statements

This letter contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, projections about our business and our future revenues, expenses and profitability. Forward-looking statements may be, but are not necessarily, identified by the use of forward-looking terminology such as "may," "anticipates," "estimates," "expects," "intends," "plans," "believes," and words and terms of similar substance. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual events, results, performance, circumstances or achievements of the Company to be materially different from any future events, results, performance, circumstances or achievements expressed or implied by such forward-looking statements. Factors that could cause actual events, results, performance, circumstances or achievements to differ from such forward-looking statements include, but are not limited to, the following: (1) our ability to develop and bring to market new products, (2) our ability to successfully complete any necessary or required clinical studies with our products, (3) our ability to receive regulatory clearance or approval to market our products or changes in regulatory environment, (4) our success in implementing our sales, marketing and manufacturing plans, (5) the level of adoption of our products by medical practitioners, (6) the emergence of other products that may make our products obsolete, (7) lack of an appropriate bowel preparation materials to be used with our PillCam COLON capsule, (8) protection and validity of patents and other intellectual property rights, (9) the impact of currency exchange rates, (10) the effect of competition by other companies, (11) the outcome of significant litigation, (12) our ability to obtain reimbursement for our product from government and commercial payors, (13) quarterly variations in operating results, (14) the possibility of armed conflict or civil or military unrest in Israel, (15) the impact of global economic conditions, (16) our ability to successfully integrate acquired businesses, (17) changes and reforms in applicable healthcare laws and regulations and (18) other risks and factors disclosed in our filings with the U.S. Securities and Exchange Commission, including, but not limited to, risks and factors identified under such headings as "Risk Factors," "Cautionary Language Regarding Forward-Looking Statements" and "Operating Results and Financial Review and Prospects" in the Company's Annual Report on Form 20-F for the year ended December 31, 2009. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this letter. Except for the Company's ongoing obligations to disclose material information under the applicable securities laws, it undertakes no obligation to release publicly any revisions to any forward-looking statements, to report events or to report the occurrence of unanticipated events.

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